For release immediately

Cogo Announces Current Status of the Proposed Acquisition of Certain Cogo Subsidiaries by

Chairman and CEO Jeffrey Kang

SHENZHEN, China, September 23, 2012—Cogo Group, Inc. (NASDAQ: COGO) (“Cogo”), one of the leading gateways for global semiconductor companies to access the industrial and technology markets in China, today announced the current status of the proposal by its CEO and Chairman, Jeffrey Kang, through his personal investment vehicle, Envision Global Group. (“Envision”), to purchase certain Company subsidiaries[i] representing approximately 30% of the Company's total assets, liabilities and business operations. The Audit Committee continues to conduct due diligence o understand the legal and accounting ramifications in the many different jurisdictions involved.

However, the material terms are anticipated to be as follows:

•	Total consideration will be $78 million, which will be paid in two installments, $10 million at closing and an additional $68 million on or before December 31, 2012.

•	In the event the second installment payment is not made, title to the target companies will be transferred back to Cogo.

•	Cross guarantees to banking institutions among the companies will be maintained, subject to approval by applicable banks, in order to maintain better financing terms for all the companies.

Additionally, since Cogo is not currently in possession of any material insider information, it can begin executing a stock buyback program for Cogo shares on the open market pursuant to a 10b5-1 plan it has put in place with its broker. In May 2012, at the company’s Annual General Meeting, Cogo shareholders authorized a 10 million-share buyback program. Given that Cogo shares trade at approximately 30% of Tangible Book Value (“TBV”) as reported at the end of the second quarter of 2012, the Company believes that a buyback program is a prudent use of cash.

Consistent with prior publicly reported figures, Envision would have gross margins in the range of 5-6%, which is below the 7.1% gross margins reported for all of Cogo in the second quarter of 2012.  Additionally, Envision would currently constitute approximately 25-30% of total Cogo revenue.

Envision will operate independently from Cogo.  Both Cogo and Envision will make reasonable efforts to maintain the operations of Envision in the ordinary historical course consistent with past practices and to preserve its relationships with its major customers, suppliers and others having business dealings with the Cogo.

 Mr Kang commented, “I believe this transaction is the most effective way to achieve multiple goals, including maximizing shareholder value.  First, this helps to validate Cogo’s significant financial assets.  At the end of the second quarter of 2012, the estimated tangible book value (“TBV”) for Cogo was well over $6.00 a share, which is more than triple our current market capitalization.  Second, the logistics of the sale should not disrupt any business operations and our plan going forward is intended to continue fulfillment of all commitments in a seamless manner. Guaranteeing that these relationships and commitments will not be negatively affected by this transaction is a critical element for me.”

Mr Kang commented, “I anticipate very little, if any business or end market overlap, between Cogo and Envision.   Although the two entities may initially target similar end markets and customers, Cogo and Envision will utilize different products from different suppliers, and, therefore, we thus see limited, if any, business competition between the two entities. We expect each entity to continue to grow its business, continuing to service its customers and generate solid operating profit even in these uncertain macro-economic conditions.”

About Cogo Group, Inc.:

Cogo Group, Inc. (Nasdaq: COGO) is one of the leading gateways for global semiconductor companies to access the rapidly growing Industrial and Technology sectors in China. Through its unique business-to-business services platform, Cogo designs customized embedded solutions using technology from suppliers including Intel, Broadcom, Xilinx, SanDisk, Freescale, Atmel and others for a customer base of 2,100 Chinese OEMs/ODMs. Cogo’s customer list includes over 100 blue-chip companies, including ZTE, BYD and NARI, as well as nearly 1,900 Small and Medium Enterprises (SMEs). The Company serves a broad list of rapidly growing end-markets in China, including 3G Smart phones, Tablets, Automotives, High-Speed Railway, Smart Meter/Smart Grid, Healthcare and High Definition Television (“HDTV”).

For further information:
Investor Relations

www.cogo.com.cn/investorinfo.html
communications@cogo.com.cn
H.K.: +852 2730 1518
U.S.: +1 (646) 291 8998
Fax: +86 755 2674 3522

Safe Harbor Statement:

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our business or growth strategy such as growth in digital media, telecommunications and industrial applications businesses, as well as our potential acquisitions which are subject to change. Such information is based upon expectations of our management that were reasonable when made, but may prove to be incorrect. All such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For further descriptions of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.

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[i] The subsidiaries to be acquired are as follows:-

(1) Comtech (China) Holding, including its direct and indirect subsidiaries- Comtech Communication Technology (Shenzhen) Company Limited, Comtech Communication Technology (Hong Kong) Company Limited and Comtech Software Technology (Shenzhen) Company Limited but excluding its direct and indirect subsidiaries- Shenzhen Comtech International Limited, Shanghai E&T System Company Limited, Chengdu Comtech Communication Technology Company Limited, Wuhan Comtech Communication Technology Company Limited, Hangzhou Mega Sky Communication Technology Company Limited, Nanjing Youyingjie Communication Technology Company and Shanghai Comtech Electronic Technology Company Limited;

(2) Comtech (HK) Holding, including its direct and indirect subsidiaries- Comtech International (HK) Company Limited and Hong Kong JJT Limited; and

(3) Alphalink Global Limited, including its direct subsidiary Epcot Multimedia Technology (Shenzhen) Limited but excluding its indirect subsidiary Beijing JJT Limited